                                        Filed by FirstCity Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934.

                                Subject Company: FirstCity Financial Corporation
                                                   Commission File No. 033-19694


On November 14, 2002, FirstCity Financial Corporation issued the following press release:

contact: Suzy W. Taylor
         (866) 652-1810

            FIRSTCITY FINANCIAL ANNOUNCES THIRD QUARTER 2002 RESULTS

         WACO, TEXAS NOVEMBER 14, 2002... FirstCity Financial Corporation (Nasdaq FCFC) today announced a loss from continuing operations for the quarter ended September 30, 2002 of $1.1 million, or $.21 per share. The net loss to common shareholders was $7.5 million, or $ .89 per share on a diluted basis, after subtracting $5.7 million for a provision for impairment in the discontinued mortgage operations and accrued and unpaid dividends of $642,000 on the Company's preferred stock.

Components of the results for the three months and nine months ended September 30, 2002 and 2001, respectively, are detailed below:

                                                            THREE MONTHS             NINE MONTHS
                                                                ENDED                   ENDED
          ($ THOUSANDS)                                     SEPTEMBER 30,            SEPTEMBER 30,
                                                         -------------------     -------------------
                                                           2002        2001        2002        2001
                                                         -------------------     -------------------
        Portfolio Asset Acquisition and Resolution       $   787     $   153     $ 9,100     $ 7,230
        Consumer                                             280      (1,367)       (406)      2,532
        Corporate interest                                  (939)     (1,102)     (2,608)     (3,745)
        Corporate overhead                                (1,265)     (1,289)     (3,855)     (3,829)
        Cumulative effect of accounting change                --          --          --        (304)
                                                         -------     -------     -------     -------
           Earnings (loss) from continuing operations     (1,137)     (3,605)      2,231       1,884
        Accrued preferred dividends                         (642)       (642)     (1,926)     (1,926)
        Loss from discontinued operations                 (5,700)     (2,000)     (7,700)     (3,000)
                                                         -------     -------     -------     -------
           Net loss to common shareholders               $(7,479)    $(6,247)    $(7,395)    $(3,042)
                                                         =======     =======     =======     =======


DISCONTINUED OPERATIONS

The Company recorded a provision for impairment of discontinued operations of $5.7 million during the quarter. This provision is a result of a reduction in the anticipated future cash flows expected from assets held in discontinued operations, consisting of the following:

         Increase in expected prepayments          $2.0 million
         Decline in value of other assets           2.0 million
         Increase in expected losses                1.5 million
         Increase in reserves for expenses           .2 million.

As of September 30, 2002, the anticipated net realizable value of the Company's investment in discontinued operations is $9.8 million, which is net of reserves of $.6 million. The remaining reserves represent estimates of the anticipated liquidation costs associated with the cash flows from the securitization trusts.

PORTFOLIO ASSET ACQUISITION

The Company purchased two portfolios during the quarter, a domestic portfolio of $5 million consisting of primarily non-performing commercial loans, and a $39 million portfolio in France. The Company invested equity of $1.9 million in the French portfolio, consisting primarily of performing and nonperforming loans to small- and medium-sized companies.

Operating contribution of $787,000 was comprised of $6.1 million in revenues, net of $5.2 million of expenses and a provision for impairment of $157,000. The business generated 55% of the revenues from domestic investments, 39% from investments in Mexico and 7% from investments in France. The major components of revenue for the quarter include servicing fees of $3.3 million, interest income of $1.2 million, and equity earnings in acquisition partnerships of $.9 million.

FirstCity continues to believe that significant opportunities in distressed assets remain. FirstCity believes that its proposed recapitalization of the Company, if successfully completed, will allow it to pursue these opportunities.

31% Interest in Drive Financial

Drive acquired $100 million of receivables during the quarter and also completed a securitization of $200 million in receivables. This transaction was treated as a financing and, therefore, no gain was recorded on the sale from the securitization. Defaults, losses and delinquencies were 18.73%, 9.30% and 7.53%, respectively, at the end of the quarter, compared to 15.98%, 7.59% and 7.27%, respectively, for the same period last year. These relatively high levels reflect continued weakness in the economy.

Corporate Matters

On October 28, 2002 the Company commenced an exchange offer for its shares of new preferred stock. The Company is offering to exchange each share of its New Preferred Stock for, at the holder's election, either:

     (1) $10.00 cash and 2 shares of FirstCity's common stock, or

     (2) $ 8.00 cash and 3 shares of FirstCity's common stock.

The exchange offer is conditioned on, among other things, the tender of at least 80% of the outstanding shares of New Preferred Stock and is set to expire at 12:00 midnight, New York City time, on Monday, November 25, 2002.

Materials regarding the exchange offer were mailed to shareholders in early November. FirstCity has filed a tender offer statement and other related documents with the Securities and Exchange Commission concerning the exchange offer. Copies of the exchange offer materials may be obtained from Suzy Taylor by calling her toll free at (866) 652-1810 or at the SEC's website, www.sec.gov. HOLDERS OF NEW PREFERRED STOCK ARE STRONGLY ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Forward Looking Statements

Certain statements in this press release, which are not historical in fact, including, but not limited to, statements relating to the proposed recapitalization and future performance, may be deemed to be forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, performance or achievements, and may contain the words "expect", "intend", "plan", "estimate", "believe", "will be", "will continue", "will likely result", and similar expressions. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. There are many important factors that could cause FirstCity's actual results to differ materially from those indicated in the forward-looking statements.

These factors include, but are not limited to, the consummation and the effect of the proposed recapitalization, the performance of FirstCity's subsidiaries and affiliates; availability of portfolio assets; assumptions underlying portfolio asset performance, the degree to which the FirstCity is leveraged; FirstCity's continued need for financing; availability of FirstCity's credit facilities; the impact of certain covenants in loan agreements of FirstCity and its subsidiaries, general economic conditions; interest rate risk; changes (legislative and otherwise) in the asset securitization industry; fluctuation in residential and commercial real estate values; capital markets conditions, including the markets for asset-backed securities; risks of declining value of loans, collateral or assets; risks associated with foreign operations; currency exchange rate fluctuations and foreign social and economic conditions; the ability of FirstCity to utilize net operating loss carryforwards; uncertainties of any litigation arising from discontinued operations; factors more fully discussed and identified under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," risk factors and other risks identified in FirstCity's Annual Report on Form 10-K/A, filed with the SEC on August 21, 2002, as well as in FirstCity's other filings with the SEC. Many of these factors are beyond FirstCity's control. In addition, it should be noted that past financial and operational performance of FirstCity is not necessarily indicative of future financial and operational performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

The forward-looking statements in this release speak only as of the date of this release. FirstCity expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in FirstCity's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

FirstCity is a diversified financial services company with operations dedicated to portfolio asset acquisition and resolution and consumer lending with offices in the U.S. and with affiliate organizations in France and Mexico. Its common
(FCFC) and preferred (FCFCO) stocks are listed on the Nasdaq National Market System.

                         FIRSTCITY FINANCIAL CORPORATION
                              SUMMARY OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                     THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                        SEPTEMBER 30,                     SEPTEMBER 30,
                                                                 -------------------------        ---------------------------
                                                                   2002            2001              2002             2001
                                                                 -------         ---------        ---------         ---------
Revenues:
    Servicing fees from affiliates                               $ 3,263         $   2,177        $   9,655          $  7,846
    Gain on resolution of Portfolio Assets                           225               443              925               875
    Equity in earnings (loss) of investments                       1,277              (519)           6,691            11,967
    Interest income from affiliates                                  962             1,258            3,063             2,838
    Interest income - other                                          280               481              841             1,554
    Gain on sale of interest in equity
      investments                                                      -               182            1,779             3,316
    Other income                                                     534               267            1,710             1,097
                                                                 -------         ---------        ---------         ---------
          Total revenues                                           6,541             4,289           24,664            29,493
Expenses:
    Interest and fees on notes payable to affiliates               1,503             2,028            4,439             6,243
    Interest and fees on notes payable - other                        64               252              301               791
    Salaries and benefits                                          3,545             2,464            9,705             7,456
    Provision for loan and impairment losses                         157             1,000              278             3,128
    Occupancy, data processing, communication and other            2,219             2,500            6,589             8,249
                                                                 -------         ---------        ---------         ---------
          Total expenses                                           7,488             8,244           21,312            25,867
Earnings (loss) from continuing operations before
  income taxes and minority interest                                (947)           (3,955)           3,352             3,626
Provision for income taxes                                           (28)              (27)             (35)              (19)
                                                                 -------         ---------        ---------         ---------
Earnings (loss) from continuing operations before
  minority interest                                                 (975)           (3,982)           3,317             3,607
Minority interest                                                   (162)              377           (1,086)           (1,419)
Cumulative effect of accounting change                                 -                 -                -              (304)
                                                                 -------         ---------        ---------         ---------
Earnings (loss) from continuing operations                        (1,137)           (3,605)           2,231             1,884
Loss from discontinued operations                                 (5,700)           (2,000)          (7,700)           (3,000)
                                                                 -------         ---------        ---------         ---------
Net loss                                                          (6,837)           (5,605)          (5,469)           (1,116)
Accumulated preferred dividends in arrears                          (642)             (642)          (1,926)           (1,926)
                                                                 -------         ---------        ---------         ---------
Net loss to common shareholders                                 $ (7,479)        $  (6,247)       $  (7,395)        $  (3,042)
                                                                ========         =========        =========         =========



Basic and diluted earnings (loss) per common share
  are as follows:
       Earnings (loss) from continuing operations               $  (0.21)        $   (0.51)       $    0.04         $    0.03
       Accounting change                                               -                 -                -             (0.03)
       Discontinued operations                                     (0.68)            (0.24)           (0.92)            (0.36)
       Net loss per common share                                $  (0.89)        $   (0.75)      $    (0.88)        $   (0.36)
       Wtd. avg. common shares outstanding                         8,376             8,376            8,376             8,374


                     SELECTED UNAUDITED BALANCE SHEET DATA

                                                                              SEPTEMBER 30,     DECEMBER 31,
                                                                                  2002             2001
                                                                              -------------     ------------
    Portfolio acquisition and resolution assets                                $ 75,636          $ 79,335
    Consumer assets                                                              10,168            10,205
    Deferred tax asset                                                           20,101            20,101
    Net assets of discontinued operations                                         9,793            16,657
    Total assets                                                                132,636           138,893
    Notes payable                                                                86,470            91,209
    Preferred stock                                                              34,027            32,101
    Total common shareholders' equity (deficit)                                  (1,739)            3,877

                         FIRSTCITY FINANCIAL CORPORATION
                            Supplemental Information
                             (Dollars in thousands)
                                   (Unaudited)

                                                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                                  SEPTEMBER 30,              SEPTEMBER 30,
                                                                             ----------------------     -----------------------
                                                                                2002         2001          2002          2001
                                                                             ---------    ---------     ---------     ---------
Summary Operating Statement Data for Each Business
       Portfolio Asset Acquisition and Resolution:
          Revenues                                                           $   6,143    $   5,985     $  25,032     $  26,325
          Expenses                                                               5,199        4,832        15,654        15,967
                                                                             ---------    ---------     ---------     ---------
          Operating contribution before provision for
             loan and impairment losses                                            944        1,153         9,378        10,358
          Provision for loan and impairment losses                                 157        1,000           278         3,128
                                                                             ---------    ---------     ---------     ---------
          Operating contribution, net of direct taxes                        $     787    $     153     $   9,100     $   7,230
                                                                             =========    =========     =========     =========
       Consumer Lending:
          Revenues, net of equity in loss of investment                      $     353    $  (1,701)    $    (495)    $   3,138
          Expenses, net of minority interest                                        73         (334)          (89)          606
                                                                             ---------    ---------     ---------     ---------
          Operating contribution (loss), net of direct taxes                 $     280    $  (1,367)    $    (406)    $   2,532
                                                                             =========    =========     =========     =========

PORTFOLIO ASSET ACQUISITION AND RESOLUTION:
    OVERVIEW
    AGGREGATE PURCHASE PRICE OF PORTFOLIOS ACQUIRED:
       Acquisition partnerships
          Domestic                                                           $   5,028    $      --     $  25,522     $  89,225
          Mexico                                                                    --       52,478        11,709        82,060
          France                                                                39,163           --        66,665         1,613
          Italy                                                                     --           --        16,943            --
                                                                             ---------    ---------     ---------     ---------
             Total                                                           $  44,191    $  52,478     $ 120,839     $ 172,898
                                                                             =========    =========     =========     =========

                                                                             PURCHASE     FIRSTCITY'S
    HISTORICAL ACQUISITIONS - ANNUAL                                           PRICE      INVESTMENT
                                                                             ---------    -----------
          2002 year to date                                                  $ 120,839    $  11,684
          2001                                                                 224,927       24,319
          2000                                                                 394,927       22,140
          1999                                                                 210,799       11,203
          1998                                                                 139,691       28,478
          1997                                                                 183,229       37,109

    PORTFOLIO ACQUISITION AND RESOLUTION ASSETS BY REGION:
          Domestic                                                           $  42,142    $  48,976
          Mexico                                                                19,093       19,984
          France and Italy                                                      14,401        9,150
                                                                             ---------    ---------
             Total                                                           $  75,636    $  78,110
                                                                             =========    =========

    REVENUES BY REGION:
          Domestic                                                           $   3,361    $   3,232     $  15,322     $  15,969
          Mexico                                                                 2,379        2,047         5,746         7,040
          France and Italy                                                         401          706         3,957         3,296
          Other foreign                                                              2           --             7            20
                                                                             ---------    ---------     ---------     ---------
             Total                                                           $   6,143    $   5,985     $  25,032     $  26,325
                                                                             =========    =========     =========     =========

    REVENUES BY SOURCE:
          Equity earnings                                                    $     924    $   1,183     $   7,186     $   8,836
          Servicing fees                                                         3,263        2,177         9,655         7,846
          Interest income - loans                                                1,207        1,656         3,797         4,174
          Gain on sale of interest in equity investment                             --          182         1,779         3,316
          Gain on resolution of Portfolio Assets                                   225          443           925           875
          Other                                                                    524          344         1,690         1,278
                                                                             ---------    ---------     ---------     ---------
             Total                                                           $   6,143    $   5,985     $  25,032     $  26,325
                                                                             =========    =========     =========     =========

                         FIRSTCITY FINANCIAL CORPORATION
                            SUPPLEMENTAL INFORMATION
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                   THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,                         SEPTEMBER 30,
                                                              ------------------------------        ------------------------------
                                                                 2002                2001               2002              2001
                                                              -----------        -----------        -----------        -----------
ANALYSIS OF EQUITY INVESTMENTS IN ACQUISITION PARTNERSHIPS:
FIRSTCITY'S AVERAGE INVESTMENT IN ACQUISITION PARTNERSHIPS

       Domestic                                               $    31,579        $    30,586        $    32,753        $    29,438
       Mexico                                                      (2,048)             1,026               (717)             1,107
       France and Italy                                            10,484              7,111              9,356              7,212
       France-Servicing subsidiaries                                2,931              2,084              2,558              1,850
                                                              -----------        -----------        -----------        -----------
          Total                                               $    42,946        $    40,807        $    43,950        $    39,607
                                                              ===========        ===========        ===========        ===========

FIRSTCITY SHARE OF EQUITY EARNINGS (LOSS):
       Domestic                                               $     1,310        $     1,174        $     7,812        $     6,668
       Mexico                                                        (812)              (653)            (2,726)              (995)
       France and Italy                                               415                652              1,409              2,166
       France-Servicing subsidiaries                                   11                 10                691                997
                                                              -----------        -----------        -----------        -----------
          Total                                               $       924        $     1,183        $     7,186        $     8,836
                                                              ===========        ===========        ===========        ===========

SELECTED OTHER DATA:
AVERAGE INVESTMENT IN WHOLLY OWNED PORTFOLIO
    ASSETS AND LOANS RECEIVABLE:
       Domestic                                               $    12,347        $    20,650        $    13,564        $    25,793
       Mexico                                                      20,106             20,272             20,006             16,773
                                                              -----------        -----------        -----------        -----------
          Total                                               $    32,453        $    40,922        $    33,570        $    42,566
                                                              ===========        ===========        ===========        ===========

INCOME FROM WHOLLY OWNED PORTFOLIO ASSETS AND
   LOANS RECEIVABLE:
       Domestic                                               $       485        $       882        $     1,769        $     2,351
       Mexico                                                         947              1,217              2,953              2,698
                                                              -----------        -----------        -----------        -----------
          Total                                               $     1,432        $     2,099        $     4,722        $     5,049
                                                              ===========        ===========        ===========        ===========

SERVICING FEE REVENUES:
       Domestic partnerships:
          $ Collected                                         $    26,653        $    26,407        $   162,864        $    94,300
          Servicing fee revenue                                     1,249                711              4,399              2,550
          Average servicing fee %                                    4.69%              2.69%              2.70%              2.70%
       Mexico partnerships:
          $ Collected                                         $    20,895        $    36,924        $    69,245        $   101,345
          Servicing fee revenue                                     1,792              1,466              4,778              4,887
          Average servicing fee %                                    8.58%              3.97%              6.90%              4.82%
       Incentive service fees                                 $       222        $        --        $       478        $       409
       Total Service Fees:
          $ Collected                                         $    47,548        $    63,331        $   232,109        $   195,645
          Servicing fee revenue                                     3,263              2,177              9,655              7,846
          Average servicing fee %                                    6.86%              3.44%              4.16%              4.01%

SERVICING PORTFOLIO (FACE VALUE)
       Domestic                                               $   382,610        $   478,309
       Mexico                                                   1,307,198          1,562,197
       France and Italy                                           803,140            388,129
                                                              -----------        -----------
          Total                                               $ 2,492,948        $ 2,428,635
                                                              ===========        ===========

NUMBER OF PERSONNEL AT PERIOD END:
       Production                                                      26                 25
       Servicing
          Domestic                                                     58                 53
          Mexico                                                       88                 46
                                                              -----------        -----------
          Total personnel                                             172                124
                                                              ===========        ===========

                                      FIRSTCITY FINANCIAL CORPORATION
                                          SUPPLEMENTAL INFORMATION
                                           (DOLLARS IN THOUSANDS)
                                                (UNAUDITED)


                                                                       THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                          SEPTEMBER 30,                       SEPTEMBER 30,
                                                                  ------------------------------        --------------------------
                                                                     2002                2001              2002             2001
                                                                  -----------        -----------        ---------        ---------
Consumer Lending:

Retail installment contracts acquired (1)                         $   100,430        $   100,187        $ 314,611        $ 330,631
Origination characteristics:
      Face value to wholesale value                                     98.07%             97.99%           99.69%           99.80%
      Weighted average coupon                                           20.93%             20.68%           21.02%           20.61%
      Purchase discount (% of face value)                               15.02%             14.98%           15.41%           15.15%

Servicing portfolio (face value in $)                                 663,758            537,500
Defaults (% of original balance at time of default)                     18.73%             15.98%
Net loss on defaults after recovery                                      9.30%              7.59%
Delinquencies (% of total serviced portfolio)                            7.53%              7.27%
Equity in earnings (loss) of Drive                                $       353        $    (1,702)       $    (495)       $   3,131
Cumulative effect of accounting change                                     --                 --               --             (304)
Minority interest                                                         (71)               340               99             (565)
                                                                  -----------        -----------        ---------        ---------
   Net equity in earnings (loss) of Drive                         $       282        $    (1,362)       $    (396)       $   2,262
                                                                  ===========        ===========        =========        =========

(1) Auto lending business formerly conducted by FirstCity Funding (FirstCity now owns 31% of Drive Financial Services and accounts for its investment using the equity method of accounting).